Exhibit 10.1

Corporate Media Relations: Michael Lordi +1 201 785 3206 (office) +1 201-574-3840 (cell) mikel@radware.com

FOR IMMEDIATE RELEASE

Radware Provides Leading Attack Mitigation Capabilities
for Check Point’s

DDoS Protector™ Appliance Line

Partnership Underscores Radware’s Leadership and Value in
Application and Network Security

MAHWAH, N.J.; June 20, 2012 -- Radware® (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today announced that it has entered a strategic partnership with Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet. Under the agreement, the new line of Check Point DDoS Protector™ appliances will be based on Radware’s Attack Mitigation System (AMS).

Check Point DDoS Protector can extend an organization’s security perimeters to block destructive DDoS attacks before they cause damage. With ultra-fast response times, the DDoS Protector appliance blocks a wide range of attacks within seconds, and can be easily customized to meet specific network environments and security needs.  Check Point customers benefit from 24x7 customer support and access to a dedicated emergency response team.

“It’s no secret that Denial of Service attacks represent a serious challenge to businesses worldwide, and this offering will provide organizations with the capabilities they need to mitigate these threats,”  said Amnon Bar-Lev, president at Check Point Software Technologies. “Through our partnership with Radware, we are bringing our customers road-tested technology matched with our market-leading security expertise.”

Added Shai Schiller, vice president, Corporate Development and Strategic Business, Radware: “Teaming with Check Point on the DDoS Protector line of security appliances brings together two industry leaders in a best-of-breed solution to help business effectively detect and block in seconds the type of DoS attacks that overuse network and application resources. We are very excited to be selected by Check Point for this strategic relationship, which is further proof of the leadership and value that Radware brings to the application and network security space.”

Cybercriminals are leveraging DoS and DDoS attacks to disrupt corporate networks. They can flood targeted networks with an overwhelming amount of traffic or with a few well-crafted requests – completely interrupting legitimate business traffic.  According a recent study of global application and network security conducted by Radware’s Emergency Response Team, DoS attacks have become much more organized, professional and complex with attackers using as many as five different attack vectors in a single attack campaign.

For more information about the new Check Point DDoS Protector appliance line, visit: http://www.checkpoint.com/products/ddos-protector/index.html.

About Radware’s Attack Mitigation System (AMS)

Radware’s AMS is a real-time network and application attack mitigation solution that protects the application infrastructure against network and application downtime, application vulnerability exploitation, malware spread, information theft, Web service attacks and Web defacement.  It is built on Radware’s award-winning DefensePro® network security appliance, AppWall® Web application firewall and APSolute Vision® application and network security management dashboard.

Radware supplements these capabilities by adding the human factor — the professional security consultants of its ERT who are available around the clock.  As literal “first responders” to cyber attacks, Radware’s ERT members gained their extensive experience by successfully dealing with some of the industry’s most notable hacking episodes, providing the knowledge and expertise to mitigate the kind of attack a business’s security team may never have handled.

For more information on Radware’s AMS solutions, please visit
www.radware.com/Products/ApplicationNetworkSecurity/

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

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This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.